UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

CBL International Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G1991X109

(CUSIP Number)

March 22, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1991X109

1.	Names of Reporting Persons Straits Energy Resources Berhad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power 8,075,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,075,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,075,000
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (11) 32.3%*
12.	Type of Reporting Person (See Instructions) CO

*	The calculation of this percentage is based on 25,000,000 ordinary shares issued and outstanding based on the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 26, 2023.

SCHEDULE 13G

Item 1(a). Name of Issuer

CBL International Limited (“CBL” or “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Office

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

Item 2(a). Name of Person Filing

Straits Energy Resources Berhad (“Straits” or “Reporting Person”)

Item 2(b). Address of Principal Business Office

B-07-06, Plaza Mont Kiara

2, Jalan Kiara, Mont Kiara

50480 Kuala Lumpur, Malaysia

Item 2(c). Citizenship

Malaysia

Item 2(d). Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

Item 2(e). CUSIP Number

G1991X109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Person hereto and is incorporated herein by reference for each Reporting Person.  Such information is as of December 31, 2023.

Straits Energy Resources Berhad, or Straits, a Malaysian company whose shares are listed on the ACE Market of Bursa Malaysia Securities Berhad (stock code: 0080), is the record holder and beneficial owner of the shares reported herein. Straits’ board of directors has voting and/or dispositive control over the shares held by Straits. A majority vote of directors is required for any action by Straits, and no single director has a veto right. Each of the director and the board of directors of Straits disclaims beneficial ownership of the ordinary shares of the CBL held by Straits.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

Straits Energy Resources Berhad
a Malaysia Company

/s/ Dato’ Leong Yan Yoong
Name:	Dato’ Leong Yan Yoong
Title:	Director

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